PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2015

MEMBER'S EQUITY - DECEMBER 31, 2014	78,214
Net Loss	(53,635)
Member's contributions	6,205
MEMBER'S EQUITY - DECEMBER 31, 2015	$ 30,784

The accompanying notes are an integral part of these financial statements.